Exhibit 4.7

Description of Registrant’s Securities
Jefferies Group LLC (the “Company,” “we,” “us,” or “our”) has three classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: (1) our limited liability company interests, (2) our 5.125% Senior Notes due 2023, and (3) our 4.850% Notes due 2027.
Description of Limited Liability Company Interests
The following is description is a summary of our limited liability company interests and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Limited Liability Company Agreement of the Company, dated as of March 1, 2013 (the “LLC Agreement”), and certain relevant provisions of the Delaware Limited Liability Company Act (the “Act”) and the General Corporation Law of the State of Delaware (the “DGCL”).
Authorized Capital
Our LLC Agreement authorizes our board of directors to issue an unlimited number of additional limited liability company interests of a single class for consideration or for no consideration and on the terms and conditions established by our board of directors in its sole discretion without the approval of any members.
Distributions
Our board of directors may cause us to distribute any cash held by it to the extent such cash distribution is not in violation of Sections 18-607 or 18-804 of the Act or other applicable law to our members at any time.
Liquidation
Upon our dissolution, liquidation or winding up, members shall be entitled to receive, after paying or making reasonable provision for all of the our creditors to the extent required by Section 18-804 of the Act (and subject to any preferred or other equity interests we may issue in the future), the remaining funds of the Company on a pro-rata basis.
Voting Rights
Our members have no voting rights except with respect to the following matters specifically set forth in the LLC Agreement, each of which must be approved by all members:

•	our dissolution (to the fullest extent permitted by law) or liquidation, in whole or in part;

•	the filing of a petition seeking or consenting to reorganization or relief under any applicable federal or state bankruptcy law;

•	consenting to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of us or a substantial part of our property;

•	our merger, conversion or consolidation with any other entity;

•
the sale of all or substantially all (which shall have the meaning given to such term in the jurisprudence interpreting and applying Section 271 of the DGCL, as if the Company were a Delaware corporation, as such jurisprudence may continue to develop) of our assets; or

•	any amendment or restatement or termination of our LLC Agreement.

Other Rights and Preferences

Our limited liability company interests are not subject to any sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Description of the Notes
The following description of our 5.125% Senior Notes due 2023 (the “2023 Notes”) and our 4.850% Notes due 2027 (the “2027 Notes,” and together with the 2023 Notes, the “Notes”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to, in the case of the 2023 Notes, the indenture dated as of March 12, 2002 between us and the Bank of New York Mellon (“BNYM”), as trustee, as supplemented by a first supplemental indenture, dated as of July 15, 2003, a second supplemental indenture, dated as of December 19, 2012, as supplemented, and as supplemented by a third supplemental indenture, dated as of March 1, 2013 (collectively, the “Original Indenture”), and in the case of the 2027 Notes, the indenture, dated as of May 26, 2016 (the “Senior Indenture”), between us, Jefferies Group Capital Finance Inc. and BNYM, as trustee, which are incorporated by reference as exhibits to the Annual Report on Form 10-K. Unless otherwise specified, the terms “Issuers,” “we,” “our,” and “us” as used herein, refer to Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly-owned subsidiary. The terms the “Company” and “Jefferies Group” refers to Jefferies Group LLC, alone.

General
The initial aggregate principal amount of the 2023 Notes is $600,000,000 and the initial aggregate principal amount of the 2027 Notes is $750,000,000.
Interest Payments and Maturity
The 2023 Notes will mature on January 20, 2023 and the 2027 Notes will mature on January 15, 2027. The 2023 Notes bear interest at a rate of 5.125% and the 2027 Notes bear interest at a rate of 4.850%.
Interest on the 2023 Notes accrues from January 18, 2013, or from the most recent interest payment date to which interest has been paid or provided for. We pay interest on the 2023 Notes on January 20 and July 20 of each year, commencing July 22, 2013 to holders of record at the close of business on the immediately preceding January 5 and July 5.
Interest on the 2027 Notes accrues from January 17, 2017, or from the most recent interest payment date to which interest has been paid or provided for. We pay interest on the 2027 Notes on January 15 and July 15 of each year, commencing July 15, 2017 to holders of record at the close of business on the immediately preceding January 1 and July 1.
Interest is be calculated on the basis of a 360-day year comprising twelve 30-day months. Interest on the Notes will be paid by check mailed to the persons in whose names the Notes are registered at the close of business on the applicable record date or, at our option, by wire transfer to accounts maintained by such persons with a bank located in the United States. The principal of the Notes will be paid upon surrender of the Notes at the corporate trust office of the trustee. For so long as the Notes are represented by global notes, we will make payments of interest by wire transfer to The Depository Trust Company (DTC) or its nominee, which will distribute payments to beneficial holders in accordance with its customary procedures.
The Notes are not entitled to any sinking fund.
Ranking
The Notes will be senior unsecured obligations, each ranking equally with all of our existing and future senior indebtedness and senior to any future subordinated indebtedness.

Optional Redemption
The Notes are redeemable, in whole at any time or in part from time to time, at our option at a redemption price equal to the greater of:
(i) 100% of the principal amount of the Notes to be redeemed; or
 ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any such portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 50 basis points with respect to the 2023 Notes and 40 basis points with respect to the 2027 Notes, plus accrued interest thereon to the date of redemption.
Notwithstanding the foregoing, installments of interest on Notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the Notes and the Indenture.
“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.
“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee, with respect to the 2023 Notes, or the Quotation Agent, with respect to the 2027 Notes, obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.
“Quotation Agent” means the Reference Treasury Dealer appointed by us.
“Reference Treasury Dealer” means (i) the Company with respect to the 2023 Notes and Jefferies & Company, Inc. with respect to the 2027 Notes (or its affiliates that are Primary Treasury Dealers) and their respective successors, as applicable; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefore another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer selected by us.
“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, with respect to the 2023Notes, or the Quotation Agent, with respect to the 2027 Notes, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee, with respect to the 2023 Notes, and the Quotation Agent, with respect to the 2027 Notes, by such reference treasury dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.
“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date.
Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of the Notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption. If less than all the Notes are to be redeemed, the 2023 Notes shall be selected by the Trustee by a method the Trustee deems appropriate, and the 2027 Notes shall be selected in accordance with the procedures of DTC.

Redemption upon a Tax Event
We may redeem the debt securities in whole, but not in part, on not more than 60 days’ and not less than 30 days’ notice, at a redemption price equal to 100% of their principal amount, plus all accrued but unpaid interest through the redemption date if we determine that as a result of a change in tax law (as defined below):

•	we have or will become obligated to pay additional amounts as described under the heading “Payment of Additional Amounts”; or

•	there is a substantial possibility that we will be required to pay such additional amounts.

A change in tax law that would trigger the provisions of the preceding paragraph is any change in or amendment to the laws, treaties, regulations or rulings of the United States or any political subdivision or taxing authority thereof, or any proposed change in the laws, treaties, regulations or rulings, or any change in the official application, enforcement or interpretation of the laws, treaties, regulations or rulings (including a holding by a court of competent jurisdiction in the United States) or any other action (other than an action predicated on law generally known on or before the date of the applicable prospectus supplement for the particular issuance of debt securities to which this section applies except for proposals before the Congress prior to that date) taken by any taxing authority or a court of competent jurisdiction in the United States, or the official proposal of the action, whether or not the action or proposal was taken or made with respect to us.

Prior to the publication of any notice of redemption, we shall deliver to the trustee an officers’ certificate stating that we are entitled to effect the aforementioned redemption and setting forth a statement of facts showing that the conditions precedent to our right to so redeem have occurred, and an opinion of counsel to such effect based on such statement of facts.

Payment of Additional Amounts

We will pay to the holder of any debt security who is a United States alien holder (as defined below) such additional amounts as may be necessary so that every net payment of principal of and interest on the debt security, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment by the United States or any taxing authority thereof or therein, will not be less than the amount provided in such debt security to be then due and payable. We will not be required, however, to make any payment of additional amounts for or on account of:

•
any tax, assessment or other governmental charge that would not have been imposed but for the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary of, member or shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership or corporation) and the United States, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor), being or having been a citizen or resident or treated as a resident of the United States or being or having been engaged in trade or business or present in the United States or having or having had a permanent establishment in the United States;

•
any tax, assessment or other governmental charge that would not have been imposed but for the presentation by the holder of the debt security for payment on a date more than 10 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

•	any estate, inheritance, gift, sales, transfer, excise, personal property or similar tax, assessment or other governmental charge;

•
any tax, assessment or other governmental charge imposed by reason of such holder’s past or present status as a passive foreign investment company, a controlled foreign corporation, a personal holding company or foreign personal holding company with respect to the United States, or as a corporation which accumulates earnings to avoid United States federal income tax;

•	any tax, assessment or other governmental charge which is payable otherwise than by withholding from payment of principal of, or interest on, such debt security;

•
any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of, or interest on, any debt security if such payment can be made without withholding by any other paying agent;

•
any tax, assessment or other governmental charge that is imposed by reason of a holder’s present or former status as (i) the actual or constructive owner of 10% or more of the total combined voting power of our stock, as determined for purposed of Section 871(h)(3)(B) of the Internal Revenue Code of 1986, as amended (the “Code”), (or any successor provision) or (ii) a controlled foreign corporation that is related to us, as determined for purposes of Section 881(c)(3)(C) of the Code (or any successor provision);

•
any tax, assessment or other governmental charge (i) in the nature of a backup withholding tax, (ii) as a result of the failure to comply with information reporting requirements or (iii) imposed under the Hiring Incentives to Restore Employment Act of 2010 or any substantially similar successor legislation, any current or future regulations or official interpretations thereof, any agreement entered into pursuant thereto, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection therewith; or

•	any combinations of items identified in the bullet points above.

Covenants with respect to the 2023 Notes
Limitations on Liens. The Original Indenture provides that we will not, and will not permit any material subsidiary to, incur, issue, assume or guarantee any indebtedness for borrowed money if such indebtedness is secured by a pledge of, lien on, or security interest in any shares of common stock of any material subsidiary, without providing that each series of senior debt securities and, at our option, any other indebtedness ranking equally and ratably with such indebtedness, is secured equally and ratably with (or prior to) such other secured indebtedness. The indenture defines material subsidiary to be any subsidiary that represents 5% or more of our consolidated net worth as of the date of determination.

Limitations on Transactions with Affiliates. The Original Indenture provides that we will not, and will not permit any subsidiary to, sell, lease, transfer or otherwise dispose of any of our or its properties or assets to, or purchase any property or asset from, or enter into any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any affiliate of ours unless:

•	the transaction with the affiliate is made on terms no less favorable to us or the subsidiary than those that would have been obtained in a comparable transaction with an unrelated person; and

•
in the case of any affiliate transaction involving consideration in excess of $25 million in any fiscal year, we deliver to the trustee a certificate to the effect that our board of directors has determined that the transaction complies with the requirements described in the above bullet point and that the transaction has been approved by a majority of the disinterested members of our board of directors.

This covenant will not apply to any employment agreement entered into in the ordinary course of business and consistent with past practices, to any transaction between or among us and our subsidiaries or to transactions entered into prior to the date the 2023 Notes are issued.
Limitations on Mergers and Sales of Assets. The Original Indenture provides that we will not merge or consolidate or transfer or lease our assets substantially as an entirety, and another person may not transfer or lease its assets substantially as an entirety to us, unless:

•
either (1) we are the continuing corporation, or (2) the successor corporation, if other than us, is a U.S. corporation and expressly assumes by supplemental indenture the obligations evidenced by the securities issued pursuant to the indenture; and

•	immediately after the transaction, there would not be any default in the performance of any covenant or condition of the indenture.
As defined in the Original Indenture, the word “corporation” includes limited liability companies formed under the laws of Delaware or New York as well as certain other entities which are not business corporations.

In the event of any transaction described in and complying with the conditions listed in this covenant in which we are not the continuing entity, the successor person formed or remaining or to which such transfer is made shall succeed to, and be substituted for, and may exercise every right and power of us, and we would be discharged from all obligations and covenants under the indenture and the 2023 Notes. We have amended this covenant to allow us, in our discretion, to add a subsidiary which is a business corporation as a co-obligor on debt securities issued under the indenture if the successor person is not a business corporation.

Covenants with respect to the 2027
Limitations on Liens. The Senior Indenture provides that we will not, and will not permit any material subsidiary to, incur, issue, assume or guarantee any indebtedness for borrowed money if such indebtedness is secured by a pledge of, lien (other than permitted liens) on, or security interest in any voting stock of any material subsidiary, without effectively providing that each series of senior debt securities and, at our option, any other indebtedness ranking equally and ratably with such indebtedness, is secured equally and ratably with (or prior to) such other secured indebtedness. The indenture defines material subsidiary to be any subsidiary that represents 5% or more of our consolidated net worth as of the date of determination.
Limitations on Mergers and Sales of Assets. The Senior Indenture provides that neither the Company nor Jefferies Group Capital Finance Inc. will merge into, consolidate with or convert into, or convey, transfer or lease its assets substantially as an entirety, and another person may not consolidate with, merge into or convert into either Issuer, unless:

•
either (1) such Issuer is the continuing corporation, or (2) the successor corporation, if other than such Issuer, is a domestic corporation, partnership or trust and expressly assumes by supplemental indenture the obligations evidenced by the securities issued pursuant to the Senior Indenture;

•	immediately after the transaction, there would not be any default in the performance of any covenant or condition of the Senior Indenture;

•
if as a result of such consolidation or merger or conversion or such conveyance, an Issuer’s assets or properties would become subject to a pledge, lien or other similar encumbrance which would not be permitted under the indenture, such Issuer or its successor takes steps as necessary to effectively secure the securities equally and ratably with (or prior to) all indebtedness secured thereby; and

•	we have delivered an officers’ certificate and an opinion of counsel to the trustee as required under the Senior Indenture.
For purposes of the Senior Indenture, “corporation” is defined to include a corporation, association, company (including a limited liability company), joint-stock company, business trust or other similar entity.
Other than the restrictions described above, the indenture does not contain any covenants or provisions that would protect holders of the 2027 Notes in the event of a highly leveraged transaction. Specifically, the Senior Indenture does not limit the amount of indebtedness we may incur.
Book-Entry, Delivery and Form
We have obtained the information in this section concerning DTC, Clearstream, Euroclear and the book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.
The Notes were issued as fully-registered global notes which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, which we refer to as “DTC,” and registered, at the request of DTC, in the name of Cede & Co. Beneficial interests in the global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in DTC. Investors may elect to hold their interests in the global notes through either DTC (in the United States) or (in Europe) through Clearstream Banking S.A., or “Clearstream,” formerly Cedelbank, or through Euroclear Bank S.A./N.V., as operator of the Euroclear System, or “Euroclear.” Investors may hold their interests in the global notes directly if they are participants of such systems, or indirectly through organizations that are participants in these systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in

Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold these interests in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream and JPMorgan Chase Bank will act as depositary for Euroclear. We will refer to Citibank and JPMorgan Chase Bank in these capacities as the “U.S. Depositaries.” Beneficial interests in the global notes will be held in denominations of $5,000 and integral multiples of $1,000 in excess thereof. Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Notes represented by a global note can be exchanged for definitive Notes, in registered form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global note and we do not appoint a successor depositary within 90 days after receiving that notice;

•
at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and we do not appoint a successor depositary within 90 days after becoming aware that DTC has ceased to be registered as a clearing agency;

•	we in our sole discretion determine that global note will be exchangeable for definitive Notes, in registered form and notify the trustee of our decision; or

•	an event of default with respect to the Notes represented by that global note, has occurred and is continuing.
 A global note that can be exchanged as described in the preceding sentence will be exchanged for definitive Notes, issued in denominations of $5,000 and integral multiples of $1,000 in excess thereof in registered form for the same aggregate amount. The definitive Notes will be registered in the names of the owners of the beneficial interests in the global note as directed by DTC.
We will make principal and interest payments on all Notes represented by a global note to the paying agent which in turn will make payment to DTC or its nominee, as the sole registered owner and the sole holder of the Notes represented by the global note, for all purposes under the indenture. Accordingly, we, the trustee and any paying agent will have no responsibility or liability for:

•	any aspect of DTC’s records relating to, or payments made on account of, beneficial ownership interests in a Note represented by a global note;

•
any other aspect of the relationship between DTC and its participants or the relationship between those participants and the owners of beneficial interests in a global note held through those participants; or

•	the maintenance, supervision or review of any of DTC’s records relating to those beneficial ownership interests.
DTC has advised us that its current practice is to credit participants’ accounts on each payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on DTC’s records, upon DTC’s receipt of funds and corresponding detail information. The underwriter will initially designate the accounts to be credited. Payments by participants to owners of beneficial interests in a global note will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts registered in “street name,” and will be the sole responsibility of those participants. Book-entry Notes may be more difficult to pledge because of the lack of a physical note.
DTC
So long as DTC or its nominee is the registered owner of a global note, DTC or its nominee, will be considered the sole owner and holder of the Notes represented by that global note for all purposes of the indenture. Owners of beneficial interests in the Notes will not be entitled to have the Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered owners or holders of Notes under the indenture. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC and, if that person is not a DTC participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder of Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in certificated form. These laws may impair the ability to transfer beneficial interests in a global note. Beneficial owners may experience delays in receiving distributions on their Notes since distributions will initially be made to DTC and must then be transferred through the chain of intermediaries to the beneficial owner’s account.

We understand that, under existing industry practices, if we request holders to take any action, or if an owner of a beneficial interest in a global note desires to take any action which a holder is entitled to take under the indenture, then DTC would authorize the participants holding the relevant beneficial interests to take that action and those participants would authorize the beneficial owners owning through such participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.

Beneficial interests in a global note will be shown on, and transfers of those ownership interests will be effected only through, records maintained by DTC and its participants for that global note. The conveyance of notices and other communications by DTC to its participants and by its participants to owners of beneficial interests in the Notes will be governed by arrangements among them, subject to any statutory or regulatory requirements in effect.
DTC has advised us that it is a limited-purpose trust company organized under the New York banking law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities Exchange Act of 1934.
DTC holds the securities of its participants and facilitates the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of its participants. The electronic book-entry system eliminates the need for physical certificates. DTC’s participants include securities brokers and dealers, including the underwriter, banks, trust companies, clearing corporations and certain other organizations, some of which, and/or their representatives, own DTC. Banks, brokers, dealers, trust companies and others that clear through or maintain a custodial relationship with a participant, either directly or indirectly, also have access to DTC’s book-entry system. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.
DTC has advised us that the above information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.
Clearstream
Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations, or “Clearstream Participants,” and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriter. Clearstream’s U.S. Participants are limited to securities brokers and dealers and banks. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.
Distributions with respect to Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.
Euroclear
Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear, or “Euroclear Participants,” and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear performs various other services, including securities lending and borrowing and interacts with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., or the “Euroclear Operator,” under contract with Euroclear plc, a U.K. corporation. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not Euroclear plc. Euroclear plc establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriter. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.
The Euroclear Operator is a Belgian bank. As such it is regulated by the Belgian Banking and Finance Commission.
Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, which we will refer to in this prospectus supplement as the “Terms and Conditions.” The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.
Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.
Euroclear has further advised us that investors that acquire, hold and transfer interests in the Notes by book-entry through accounts with the Euroclear Operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the global notes.
Global Clearance and Settlement Procedures
Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.
Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes through DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.
Because of time-zone differences, credits of Notes received through Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear Participants or Clearstream Participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of Notes by or through a Clearstream Participant or a Euroclear Participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.
Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be modified or discontinued at any time. Neither we nor the paying agent will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective direct or indirect participants of their obligations under the rules and procedures governing their operations.
Events of Default
Each of the following events will constitute an event of default under the indenture with respect to the Notes issued:

•	default in the payment of any interest upon any debt security of such series when it becomes due and payable, and continuance of such default for a period of 30 days; or

•	default in the payment of the principal of or any premium on any debt security of such series when due; or

•	our failure to made any required scheduled installment payment, for 30 days on debt securities of such series; or

•
failure to perform for 90 days after notice any other covenant in the relevant indenture other than a covenant included in the relevant indenture solely for the benefit of a series of debt securities other than such series; or

•
our failure to pay beyond any applicable grace period, or the acceleration of, indebtedness in excess of $10,000,000, with respect to the 2023 Notes, and $50,000,000, with respect to the 2027 Notes; or

•	certain bankruptcy, or insolvency events, whether voluntary or not

Discharge, Defeasance and Covenant Defeasance
Regarding the 2023 Notes
After we have deposited with the trustee, cash or government securities, in trust for the benefit of the holders sufficient to pay the principal of, premium, if any, and interest on the debt securities of such series when due, and satisfied certain other conditions, including receipt of an opinion of counsel that holders will not recognize taxable gain or loss for federal income tax purposes, then:

•	we will be deemed to have paid and satisfied our obligations on all outstanding debt securities of such series, which is known as defeasance and discharge (Section 14.02 of the Original Indenture); or

•
we will cease to be under any obligation, other than to pay when due the principal of, premium, if any, and interest on such debt securities, relating to the debt securities of such series, which is known as covenant defeasance (Section 14.03 of the Original Indenture).

When there is a defeasance and discharge, the applicable indenture will no longer govern the debt securities of such series, we will no longer be liable for payments required by the terms of the debt securities of such series and the holders of such debt securities will be entitled only to the deposited funds. When there is a covenant defeasance, however, we will continue to be obligated to make payments when due if the deposited funds are not sufficient.
Regarding the 2027 Notes
The provisions for full defeasance and covenant defeasance described below apply to each senior and subordinated debt security. When there is a defeasance and discharge, the applicable indenture will no longer govern the debt securities of such series; we will no longer be liable for payments required by the terms of the debt securities of such series and the holders of such debt securities will be entitled only to the deposited funds. When there is a covenant defeasance, however, we will continue to be obligated to make payments when due if the deposited funds are not sufficient.
Defeasance and Discharge. If there is a change in United States federal tax law, we can legally release ourselves from all payment and other obligations on any debt securities. This is called full defeasance and is further described in Section 13.02 of the Senior Indenture. For us to do so, each of the following must occur:

•
We must deposit in trust for the benefit of all holders of those debt securities money or a combination of money and United States government or United States government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on those debt securities on their various due dates;

•
There must be a change in current United States federal tax law or an Internal Revenue Service ruling that lets us make the above deposit without causing the holders to be taxed on those debt securities any differently than if we did not make the deposit and just repaid those debt securities ourselves. Under current federal tax law, the deposit and our legal release from a debt security would be treated as though we took back the debt security and returned an appropriate share of the cash and notes or bonds deposited in trust. In that event, there may be a recognized gain or loss on the debt security;

•	We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above; and

•	In the case of the subordinated debt securities, the following requirements must also be met:

o
No event or condition may exist that would prevent us from making payments of principal, premium or interest on those subordinated debt securities on the date of the deposit referred to above or during the 90 days after that date; and

o
We must deliver to the trustee an opinion of counsel to the effect that (a) the trust funds will not be subject to any rights of holders of senior indebtedness and (b) after the 90-day period referred to above, the trust funds will not be subject to any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, except that if a court were to rule under any of those laws in any case or proceeding that the trust funds remained our property, then the relevant trustee and the holders of the subordinated debt securities would be entitled to some enumerated rights as secured creditors in the trust funds.

If we ever fully defeased a debt security, the trust deposit would make any and all payments on the applicable debt security. We would not be responsible for any payment in the event of any shortfall, and we will be deemed to have paid and satisfied our obligations on all outstanding debt securities of such series.
Covenant Defeasance. Under current United States law, we can make the same type of deposit described above and be released from the restriction on liens described and any other restrictive covenants relating to a debt security. This is called covenant defeasance and is further described in Section 13.03 of the Senior Indenture. In that event, you would lose the protection of those restrictive covenants. In order to achieve covenant defeasance for any debt securities, we must:

•
deposit in trust for the benefit of the holders of those debt securities money or a combination of money and United States government or United States government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on those debt securities on their various due dates; and

•
deliver to the trustee a legal opinion of our counsel confirming that under current United States federal income tax law we may make the above deposit without causing the holders to be taxed on those debt securities any differently than if we did not make the deposit and just repaid those debt securities ourselves.

In addition, in order to achieve covenant defeasance for any subordinated debt securities that have the benefit of any restrictive covenants, both conditions described in the last bullet point under “Defeasance” above must be satisfied. Subordinated debt securities will not have the benefit of any restrictive covenants unless the applicable prospectus supplement specifically provides that they do.
We will cease to be under any obligation, other than to pay when due the principal of, premium, if any, and interest on such debt securities, relating to the debt securities of such series (Section 13.04 of the Senior Indenture).
Concerning the Trustee under the Indentures
We have and may continue to have banking and other business relationships with The Bank of New York Mellon, or any subsequent trustee, in the ordinary course of business.